Exhibit 14.1

MILL CITY VENTURES III, LTD.

CODE OF CONDUCT AND ETHICS

(Approved on March 5, 2021)

Introduction

This Code of Conduct and Ethics (this “Code”) sets forth the commitment of Mill City Ventures III, Ltd., together with its subsidiary entities (collectively, the “Company”) to high ethical standards and full compliance with applicable laws, rules and regulations. This Code applies to all of our employees and all of our officers, specifically including but not limited to the principal executive officer (CEO), principal financial officer (CFO), principal accounting officer, and all other members of management (collectively referred to as “covered persons”). All covered persons must conduct themselves in accordance with this Code, applicable law, and the Company’s policies. This Code covers a wide range of business practices and procedures. It is not intended to cover every issue that may arise, but it sets out basic principles to guide covered persons.

In the event of a conflict between applicable law and this Code, you must comply with the law. If you have any questions or concerns about a conflict or this Code, you should ask a member of management about how to handle the situation.

Violation of this Code will result in disciplinary action, up to and including immediate termination of employment. If you are in a situation that you believe may violate or lead to a violation of this Code, you must inform the Company and follow the procedures in Section 10. Any reporting procedure described in this Code does not limit you from taking any additional reporting measures you may deem necessary or appropriate. Please note this Code does not prohibit covered persons from discussing and disclosing information regarding the terms and conditions of their employment or otherwise engaging in protected activity permitted by law.

1.	Compliance with Laws, Rules and Regulations

The Company is committed to complying with applicable laws, rules and regulations where the Company does business. Obeying the law, both in letter and in spirit, is the foundation on which the Company’s ethical standards are built. All covered persons must, in the course of the Company’s business, respect and obey the laws of the cities and states in which we operate. Although covered persons are not expected to be legal experts, it is important that covered persons know enough to determine when to seek advice from appropriate personnel.

2.	Conflicts of Interest

Covered persons must comply with the Company’s Conflicts of Interest and Related Party Transaction Policy. The Company prohibits conflicts of interests by covered persons. A “conflict of interest” exists when a person’s private interest interferes or appears to interfere in more than a de minimis way with the employee’s ability to make sound business decisions on behalf of the Company and the interests of the Company. A conflict situation can arise when a covered person takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest may also arise when a covered person (or one or more members of his or her family) receives improper and unauthorized personal benefits as a result of the covered person’s position in the Company. Loans to, or guarantees of obligations of, covered persons and their family members may create conflicts of interest. Furthermore, for so long as the Company remains subject to the provisions of the Securities Exchange Act of 1934, loans and any extensions of credit to executive officers are prohibited by federal law.

It is almost always a conflict of interest to work simultaneously for a competitor, customer or supplier. You are not allowed to work for a competitor as a consultant or board member. Transactions or roles involving conflicts of interest are prohibited as a matter of Company policy, except as specifically approved by the Board of Directors or consistent with approved guidance or policy of the Board, and in any event compliant with applicable state law and other rules and regulations that may apply to the Company. Conflicts of interest may not always be clear-cut, so if you have a question or concern, you may promptly consult with management or the Company’s legal counsel. Any covered person who becomes aware of a conflict or potential conflict must promptly disclose it and bring it to the attention of our Chief Financial Officer or the Chair of the Audit Committee.

3.	Insider Trading

No covered person, including members of the Board of Directors, with access to material non-public information is permitted to use or share that information for securities trading purposes or for any other purpose except the conduct of Company business. Using non-public information for personal financial benefit or “tipping” others who might make an investment decision on the basis of that information is not only unethical but also illegal. In order to assist with compliance with laws against insider trading and related laws, the Company has adopted an insider trading policy. Please consult the policy for more specific information, including detailed guidance on the Company’s “blackout periods” (periodic prohibitions on trading in Company securities).

4.	Corporate Opportunities

Covered persons are prohibited from taking for themselves, in their personal capacity, opportunities that are discovered through the use of Company property, information or the person’s position with the Company without the prior written consent of the Board of Directors. Covered persons owe a duty to the Company to advance the Company’s legitimate interests, and not their own, when such an opportunity arises.

5.	Competition and Fair Dealing

We seek to compete in our markets fairly and honestly and in compliance with applicable law. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each covered person must endeavor to respect the rights of and deal fairly with the Company’s customers, suppliers, competitors and employees. Covered persons must not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice in conducting their duties for the Company.

6.	Confidentiality

Covered persons must maintain the confidentiality of confidential information and trade secrets entrusted to them by the Company or its customers or suppliers, except as required in the performance of duties for the Company or when disclosure is authorized by management, legal counsel to the Company, or otherwise required by applicable laws or regulations. Confidential information includes all non-public information that derives independent economic value from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use or is harmful to the Company or its customers, if disclosed. The obligation to preserve and not use confidential information and trade secrets continues even after employment ends in accordance with applicable law.

7.	Protection and Proper Use of Company Assets

All covered persons must endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company’s profitability. Any suspected incident of fraud or theft must be immediately reported to the Chief Financial Officer or Human Resources for investigation. Company equipment should not be used for any purpose other than Company business, though incidental and de minimis personal use may be permitted as long as such use does not interfere with the covered person’s performance of duties for the Company or otherwise negatively impact the Company’s business.

The obligation of covered persons to protect the Company’s assets includes its proprietary information. Proprietary information includes intellectual property, as well as business, marketing plans, databases, records, and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy. Under certain circumstances, such use or distribution could also be illegal and result in civil or even criminal penalties.

8.	Payments to Government Personnel

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

In addition, the U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. The Company’s legal counsel can provide guidance to you in this area.

9.	Accurate Public Disclosures

Full, fair, accurate, timely and understandable disclosures in the Company’s periodic reports filed with the SEC and press releases is legally required and is essential to the success of our business. Our management is required to exercise the highest standard of care in preparing such public disclosures. Furthermore, we expect all covered persons to provide members of our management with accurate, complete, and clear information whenever they are asked to provide any information in connection with such public disclosures (or whenever they reasonably believe such information will be used in such public disclosures). The Company complies with the following general requirements:

●	All Company accounting records, as well as reports produced from those records, must comply with applicable laws, regulations and industry standards.

●	All records, including accounting records, must fairly and accurately reflect the transactions or occurrences to which they relate.

●	All accounting records must fairly and accurately reflect, in reasonable detail, the Company’s assets, liabilities, revenues and expenses.

●	The Company’s accounting records must not contain any false or intentionally misleading entries.

●	All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

●	No information should be concealed from the independent auditors.

10.	Reporting Code Violations and General Compliance Procedures

Your conduct can reinforce an ethical atmosphere and positively influence the conduct of fellow employees. If you suspect a violation of this Code or other misconduct, you should consider the following guidelines. In some situations it is difficult to know if a violation has occurred. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. Subject in all events to applicable law, these are the steps to keep in mind:

●	Try to obtain all the facts. In order to reach the right solutions, we must be as fully informed as possible.

●	If you are being asked to do something, then ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense.

●	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

●	If you are an employee, consider promptly discussing the matter with your immediate supervisor or with our Chief Financial Officer.

If you speak with our Chief Financial Officer but remain concerned, or if you feel uncomfortable speaking with the Chief Financial officer, you must (anonymously, if you wish) send a detailed note, with relevant documents, to: Mill City Ventures III, Ltd., at 1907 Wayzata Blvd., Suite 205, Wayzata, MN 55391 (attention: Audit Committee Chair). Your calls, detailed notes and emails will be dealt with confidentially to the extent possible to conduct an investigation (if necessary) into the matter and take appropriate action.

The Company strictly prohibits retaliation for making a report or for participating in an investigation. You have the commitment of the Company and its Board of Directors that you will be protected from retaliation for any report of alleged misconduct submitted in good faith. Retaliation by anyone against any such reporting person will not be tolerated and will result in disciplinary action.

You may be asked to provide information in an investigation. The Company expects and requires that you will fully cooperate with any internal investigations, including any such investigations relating to accounting, financial and audit matters.

11.	Waivers of the Code

Any waiver of or exception to this Code for our management may be made only by the Board of Directors or a board committee and must be promptly disclosed as required by law or applicable stock exchange regulation.

12.	Violations

The Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of this Code or any required procedures under this Code. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Code and its prescribed procedures, and may include one or more of the following in any order: written notices to the individual involved that the Board has determined that there has been a violation, censure by the Board, demotion or re-assignment of the individual involved, suspension with or without pay or benefits (as determined by the Board) and/or immediate termination of the individual’s employment.

In determining what action is appropriate in a particular case, the Board of Directors or such designee shall take into account all relevant information, including but not limited to the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action, whether or not the individual in question had committed other violations in the past, and any other factors the Board deems important.

MILL CITY VENTURES III, LTD.

CODE OF BUSINESS CONDUCT AND ETHICS

CERTIFICATION

I certify that I have received and reviewed the Company’s Code of Business Conduct and Ethics.  I understand that the Chief Financial Officer is available to answer to any questions I have regarding the Code.

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Date:

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